SUB-ITEM 77C


Results of annual meeting of shareholders
The Annual Meeting of Shareholders of Western Asset
Variable Rate Strategic Fund Inc. was held on January
27, 2017 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the
Meeting:

Election of directors

Nominees                Votes For      Votes Withheld
Leslie H. Gelb          4,208,550          28,759
William R. Hutchinson   4,215,320          21,989
Jane Trust              4,213,877          23,432